EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

May 11, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CRYPTOLOGIC LIMITED & CRYPTOLOGIC EXCHANGE CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual General* Meeting of Securityholders for **CRYPTOLOGIC LIMITED**.

1. ISIN: CUSIP:	GG00B1W7FC20 / CA2290581024 G3159C109 / 229058102
2. Date Fixed for the Meeting:	June 29, 2011
3. Record Date For Notice:	May 30, 2011
4. Record Date For Voting:	May 30, 2011
5. Beneficial Ownership Determination Date:	May 30, 2011
6. Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares / Exchangeable Shares
7. Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares / Exchangeable Shares
8. Business to be conducted at the meeting:	Annual General

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

"Rosa Vieira"
Senior Manager, Client Relations
Telephone: 416-361-0930 ext.227
rvieira@equityfinancialtrust.com

c.c. Lindsay Andrews, Team Leader, Client Relations